Readington Holdings, Inc.

File No. 811-10055

Exhibit 77I

[Modification of rights security holders]

The holders of the Class A Senior Stock, voting as a class, are entitled to elect two directors to the registrant’s board of directors.  The holders of the Class A Senior Stock and the Class B Junior Stock, voting together, elect the remaining directors.  On November 19, 2002, the registrant’s board of directors and shareholders voted to approve a Restated Certificate of Incorporation and Amended and Restated By-Laws for the registrant that permit the board of directors to set the number of directors from time to time and that provide that the aggregate number of votes of the directors elected by the holders of the Class A Senior Stock and Class B Junior Stock voting together shall be proportionate to the paid-in capital of the Class B Junior Stock.